SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
VIA EDGAR TRANSMISSION Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Mr. Tony Watson	ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com July 12, 2022	FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

Re:	FTAI Infrastructure LLC Amendment No. 2. To Registration Statement on Form 10 Submitted July 1, 2022 (CIK No. 0001899883)

Dear Mr. Watson,

On behalf of our client, Fortress Transportation and Infrastructure Investors LLC (“Our Client” or “FTAI”), we hereby provide responses to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 8, 2022 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1. to Registration Statement on Form 10 submitted by FTAI Infrastructure LLC (a subsidiary of Our Client, the “Company” or “FTAI Infrastructure”) to the Commission on May 24, 2022 (the “Registration Statement” or “Amendment No. 2”).

Concurrently with the submission of this letter, the Company is submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an Amendment No. 3 to the Registration Statement on Form 10 (“Amendment No. 3”) in response to the Staff’s comment and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 3. All references to page numbers and captions (other than those in the Staff’s comment and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 3.

* * * * *

Mr. Watson
Securities and Exchange Commission
July 12, 2022

Risks Related to Our Common Stock
Our bylaws will contain exclusive forum provisions for certain claims..., page 46

1.          Refer to your disclosure here and on page 135 that your “bylaws will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act.” Your bylaws filed with this amendment do not specify that the exclusive forum provision is inapplicable to Exchange Act suits. Please revise and refile your bylaws consistent with your disclosures or advise.

Response: In response to the Staff’s comment, the Company revised the Amended and Restated By-Laws of the Company (the “Bylaws”), as reflected in Exhibit 3.2 of the Amended Registration Statement, to add the following language to Section 9.1(e) of the Bylaws: “For the avoidance of doubt, nothing contained in this Section 9.1 shall apply to any action brought to enforce a duty or liability created by the Exchange Act.”

Mr. Watson
Securities and Exchange Commission
July 12, 2022

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  If you have any questions regarding this filing, please contact Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Michael J. Schwartz
Michael J. Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP